UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Global Eagle Entertainment Inc.

(Name of Issuer)

Common Stock ($0. 0001 par value per share)

(Title of Class of Securities)

37951D102

(CUSIP Number of Class of Securities)

Steven M. Hoffman

Wellington Management Company, LLP

280 Congress Street

Boston, Massachusetts 02210

(617) 790-7429

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D102		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Management Company, LLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,243,123

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,243,123

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,243,123

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%(1)

14.	Type of Reporting Person IA

(1)                   Based on 38,514,808 shares of Common Stock issued and outstanding as of November 12, 2013 plus 257,058 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 37951D102		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Hedge Management, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,741,975

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,741,975

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,741,975

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5%(1)

14.	Type of Reporting Person OO

(1)                   Based on 38,514,808 shares of Common Stock issued and outstanding as of November 12, 2013 plus 156,291 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 37951D102		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Hedge Administrator, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,501,148

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,501,148

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,148

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%(1)

14.	Type of Reporting Person OO

(1)                   Based on 38,514,808 shares of Common Stock issued and outstanding as of November 12, 2013 plus 100,767 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 37951D102	SCHEDULE 13D

This Amendment No. 3 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Wellington Management Company, LLP (“Wellington Management”), Wellington Hedge Management, LLC (“WHML”) and Wellington Hedge Administrator, LLC (“WHAL”) with the SEC on February 8, 2013, as amended by Amendment No. 1 to such statement filed with the SEC on October 29, 2013 and Amendment No. 2 to such statement filed with the SEC on November 14, 2013 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 5.                          Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended to add the following information:

(a) and (b)                                       As of the date hereof:

(i)                                     Wellington Management, in its capacity as investment adviser, may be deemed to be the beneficial owner of 3,243,123 shares of Common Stock, consisting of (i) 2,835,031 shares of Common Stock held by the Clients, (ii) 151,034 shares currently available to be distributed from escrow pursuant to the Letter Agreement and (iii) 257,058 shares of Common Stock underlying warrants held by the Clients.  Such shares represent beneficial ownership of 8.4% of the Common Stock, based on 38,514,808 shares of Common Stock issued and outstanding as of November 12, 2013.  The foregoing excludes 536,231 shares of Common Stock held in the indemnity escrow, registered in the name of the escrow agent, to secure (A) any post-closing purchase price adjustment due to the Company from Row 44 pursuant to the terms of the Merger Agreement and (B) Row 44’s indemnification obligations under the Merger Agreement.

(ii)                                  WHML, in its capacity as managing general partner to certain of the Clients, may be deemed to be the beneficial owner of 1,741,975 shares of Common Stock, consisting of (i) 1,497,386 shares of Common Stock held by such Clients, (ii) 88,298 shares currently available to be distributed from escrow pursuant to the Letter Agreement and (iii) 156,291 shares of Common Stock underlying warrants held by such Clients.  Such shares represent beneficial ownership of 4.5% of the Common Stock, based on 38,514,808 shares of Common Stock issued and outstanding as of November 12, 2013.  The foregoing excludes 283,303 shares of Common Stock held in the indemnity escrow, registered in the name of the escrow agent, to secure (A) any post-closing purchase price adjustment due to the Company from Row 44 pursuant to the terms of the Merger Agreement and (B) Row 44’s indemnification obligations under the Merger Agreement.

(iii)                               WHAL, in its capacity as general partner to certain of the Clients, may be deemed to be the beneficial owner of 1,501,148 shares of Common Stock, consisting of (i) 1,337,645 shares of Common Stock held by such Clients, (ii) 62,736 shares currently available to be distributed from escrow pursuant to the Letter Agreement and (iii) 100,767 shares of

CUSIP No. 37951D102	SCHEDULE 13D

Common Stock underlying warrants held by such Clients.  Such shares represent beneficial ownership of 3.9% of the Common Stock, based on 38,514,808 shares of Common Stock issued and outstanding as of November 12, 2013.  The foregoing excludes (i) 252,928 shares of Common Stock held in the indemnity escrow, registered in the name of the escrow agent, to secure (A) any post-closing purchase price adjustment due to the Company from Row 44 pursuant to the terms of the Merger Agreement and (B) Row 44’s indemnification obligations under the Merger Agreement.

Each Reporting Person has shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)                                  Except as set forth on Schedule A attached hereto, no transactions were effected by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D through November 26, 2013.  All of the transactions set forth on Schedule A were effected in the ordinary course of business of the Reporting Persons on behalf of their Clients.  The transactions set forth in Schedule A were effected in open market transactions on the Nasdaq Capital Market.

(e)                                  WHML ceased to be the beneficial owner of more than 5.0% of the Common Stock as of November 22, 2013.  WHAL was never the beneficial owner of more than 5.0% of the Common Stock.  Accordingly, following the filing of this Amendment, WHML and WHAL will no longer be Reporting Persons with respect to this Schedule 13D.

CUSIP No. 37951D102	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2013

WELLINGTON MANAGEMENT COMPANY, LLP

	By:	/s/ Steven M. Hoffman
Name: Steven M. Hoffman
Title: Vice President

WELLINGTON HEDGE MANAGEMENT, LLC

	By:	/s/ Gregory S. Konzal
Name: Gregory S. Konzal
Title: Vice President

WELLINGTON HEDGE ADMINISTRATOR, LLC

	By:	/s/ Gregory S. Konzal
Name: Gregory S. Konzal
Title: Vice President

CUSIP No. 37951D102	SCHEDULE 13D

Schedule A

	Number of
Trade Date	Shares Disposed of	Price per Share

11/14/2013	7,768	11.0000
11/22/2013	61,200	14.4750
11/22/2013	75,600	14.4750
11/22/2013	6,000	14.4750
11/22/2013	1,700	14.4750
11/22/2013	6,500	14.4750
11/22/2013	1,700	14.4750
11/22/2013	3,500	14.4750
11/22/2013	5,200	14.4750
11/22/2013	6,200	14.4750
11/22/2013	8,400	14.4750
11/22/2013	2,200	14.4750
11/22/2013	11,154	14.4750
11/22/2013	1,900	14.4750
11/22/2013	7,500	14.4750
11/22/2013	145	14.4750
11/22/2013	914	14.4750
11/22/2013	187	14.4750
11/25/2013	30,900	14.3750
11/25/2013	38,200	14.3750
11/25/2013	3,000	14.3750
11/25/2013	3,300	14.3750
11/25/2013	1,800	14.3750
11/25/2013	2,600	14.3750
11/25/2013	3,100	14.3750
11/25/2013	4,300	14.3750
11/25/2013	1,700	14.3750
11/25/2013	5,600	14.3750
11/25/2013	1,700	14.3750
11/25/2013	3,800	14.3750
11/26/2013	28,535	14.7876
11/26/2013	2,317	14.7876
11/26/2013	31,155	14.7876
11/26/2013	2,673	14.7876
11/26/2013	16,656	14.7876
11/26/2013	24,731	14.7876
11/26/2013	29,413	14.7876
11/26/2013	39,761	14.7876
11/26/2013	10,571	14.7876
11/26/2013	9,852	14.7876